UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky Global VP Legal Affairs & Corporate Secretary Frutarom Ltd., 25 Hashaish St., Haifa 2629183, Israel +97299603800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC & BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.13% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,949,802 ordinary shares of the Issuer outstanding as of June 30, 2017, based on information included in the Issuer’s condensed consolidated unaudited statements of operations and comprehensive income (loss) included in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frutarom Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC & BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.13% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage beneficial ownership expressed herein is based on 22,949,802 ordinary shares of the Issuer outstanding as of June 30, 2017, based on information included in the Issuer’s condensed consolidated unaudited statements of operations and comprehensive income (loss) included in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) relates to the Statement of Beneficial Ownership on Schedule 13D filed July 31, 2017 (the “Original Statement”), as amended by Amendment No. 1 filed on August 3, 2017 (“Amendment No. 1”) by the Reporting Persons which relates to ordinary shares NIS 0.01 par value per share (the “Ordinary Shares”) of Enzymotec Ltd. (the “Issuer”), an Israeli corporation. The principal executive offices of the Issuer are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel. This Amendment amends and restates the Original Statement, as amended by Amendment No. 1. Capitalized terms used hereunder and not otherwise have the respective meanings ascribe thereto in the Original Statement.

This Amendment No. 2 is being filed by the Reporting Persons (as defined in Item 2, below) as a result of (a) the acquisition by Frutarom Ltd., an Israeli corporation (“Frutarom”), from Paulson & Co. Inc. (“Paulson”) of 2,102,990 Ordinary Shares at a price of $11.50 per share for an aggregate purchase price of $24,184,385.00 on August 23, 2017 (the “Paulson Purchase”), (b) the acquisition in the market by Frutarom of 83,799 additional Ordinary Shares for an aggregate purchase price of $844,133 from August 4, 2017 through August 23, 2017, and (c) the announcement by Frutarom that it intends to commence a tender offer for all of the issued and outstanding Ordinary Shares not already owned by Frutarom or its subsidiaries at an offer price of $11.50 per share, payable in cash.

Item 2.	Identity and Background.

(a)	This Amendment No. 2 is being filed jointly by Frutarom and Frutarom Industries Ltd. (“Industries” and together with Frutarom, the “Reporting Persons”), an Israeli corporation.

(b)	The address of the principal office of Frutarom and Industries is 25 Hashaish St., Haifa 2629183, Israel.

(c)

Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons.

Frutarom’s and Industries’ principal business is in the global flavors and natural fine ingredients markets.

(d)	During the last five years (i) none of the Reporting Persons, and (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years (i) none of the Reporting Persons, and (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Frutarom and Industries are organized under the laws of the State of Israel.

Item 3.	Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,288,059 Ordinary Shares purchased by Frutarom in the open market from December 12, 2016 through August 23, 2017 is US$18,019,153 (an average price per share of US$7.8753). In addition, on August 23, 2017, Frutarom purchased 2,102,990 Ordinary Shares at a price of $11.50 per share for an aggregate purchase price of $24,184,385.00 in connection with the Paulson Purchase.

The source of funding for the purchase of these Ordinary Shares was the working capital of Frutarom and existing credit facilities. Frutarom estimates that approximately $213,425,660 in cash will be required to consummate the transactions described in Item 4, below, in connection with the Offer (as described in Item 4 below) and assuming all holders of Ordinary Shares decide to tender their shares. Frutarom expects to fund the purchase of the Ordinary Shares tendered in the Offer from: (i) its working capital, (ii) existing credit facilities and/or (iii) new credit facilities it expects to enter into prior to commencement of the Offer.

Item 4.	Purpose of Transaction.

The Offer

On August 24, 2017, Frutarom issued a press release regarding its intention to commence a cash tender offer (the “Offer”) for all Ordinary Shares not already owned by Industries or its subsidiaries at an offer price of $11.50 per share (the “Offer Price”) in cash, without interest and less any required withholding tax. The press release announcing the Offer is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) provides that an acquisition of the Ordinary Shares by Frutarom must be made by means of a special tender offer if as a result of the acquisition Frutarom would become a holder of 25% or more of the voting rights in the Issuer and there is no other shareholder of the Issuer who holds 25% or more of the voting rights in the Issuer, subject to certain exceptions. As of March 10, 2017, the date used for reporting beneficial ownership of the Ordinary Shares in the Annual Report of the Issuer on Form 20-F, furnished to the SEC on March 16, 2017, no shareholder of the Issuer held 25% or more of the voting rights in the Issuer. Pursuant to Israeli law, the Offer may be consummated only if (a) at least 5% of the voting power attached to the Ordinary Shares will be acquired by Frutarom; and (b) the number of shares tendered in the Offer exceeds the number of shares whose holders objected to the Offer (excluding any person having a personal interest in the acceptance of the Offer or any person on behalf of any of the foregoing, including their relatives or entities controlled by them). This provision applies, mutatis mutandis, to an acquisition of Ordinary Shares by Frutarom if as a result of the acquisition Frutarom would become a holder of more than 45% of the voting rights in the Issuer and there is no other shareholder of the Issuer who holds more than 45% of the voting rights in the Issuer, subject to certain exceptions.

In addition, pursuant to the Israeli Companies Law, Frutarom is not allowed to purchase shares that will increase its holdings to more than 90% of the Issuer’s outstanding Ordinary Shares, unless it purchases the entire outstanding share capital of the Issuer. Frutarom can purchase the entire outstanding share capital of the Issuer if: (a) the shareholders who do not accept the Offer hold less than 5% of the outstanding Ordinary Shares of the Issuer and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (b) the shareholders who do not accept the offer hold less than 2% of the outstanding Ordinary Shares of the Issuer. If the number of tendered shares exceeds the foregoing thresholds, Frutarom could purchase all of the Issuer's outstanding Ordinary Shares, including shares held by shareholders who have not accepted the offer. However, if the number of shares tendered in the Offer is such that would increase Frutarom's holdings to over 90% but less than 95%, Frutarom would only purchase tendered shares up to a holding of 90%, in which event, the tendered shares would be purchased from all shareholders who accepted the Offer on a pro-rata basis.

If the special tender offer is accepted, but Frutarom acquires less than 100% of the Issuer's outstanding Ordinary Shares,, then Frutarom or any person or entity controlling Frutarom or under common control with Frutarom or such controlling person or entity may not make a subsequent tender offer for the purchase of Ordinary Shares and may not enter into a merger with the Issuer for a period of one year from the date of the Offer, unless Frutarom or such person or entity undertook to effect such an offer or merger in connection with the Offer. If the Offer is not consummated or if, for any reason, the Offer is consummated but not all of the outstanding Ordinary Shares are tendered, Frutarom will review its options at that time, which would include taking no further action or any of the following, subject to the provisions of the Israeli Companies Law: (a) acquiring additional shares of Ordinary Shares (by way of merger, tender offer, open market purchases, or otherwise); (b) having one or more representatives appointed or elected to the board of directors of the Issuer or to propose other matters for consideration and approval by the Issuer’s shareholders or board of directors; (c) an extraordinary corporate transaction, such as a merger or reorganization involving the Issuer or any of its subsidiaries; (d) proposing changes to the Issuer’s governing documents; (e) proposing a restructuring of the Issuer’s business or corporate structure; or (f) any action similar to any of those enumerated above.

The Offer will be made directly to the shareholders of the Issuer. Frutarom intends to commence the Offer within a reasonable time from the date of this announcement. The Offer will not be subject to any financing condition. Frutarom expects to fund the purchase of the Ordinary Shares tendered in the Offer from: (i) its working capital, (ii) existing credit facilities and/or (iii) new credit facilities it expects to enter into prior to commencement of the Offer.

Except as set forth herein, neither of the Reporting Persons or, to the knowledge of each Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Tender and Support Agreement

In connection with the Offer and subsequent to the completion of the Paulson Purchase, on August 23, 2017, Frutarom and Paulson entered into a Tender and Support Agreement (the “Tender and Support Agreement”) pursuant to which Paulson agreed, among other things, to tender or cause to be tendered all Ordinary Shares beneficially owned by it or funds or accounts managed by Paulson (the “Subject Shares”), in the Offer. The Tender and Support Agreement will only apply to an Offer commenced by October 8, 2017, at the Offer Price (as adjusted for stock splits, cash and stock dividends, combinations, recapitalizations and the like after the date of such agreement) (such offer, a “Conforming Offer”).

Paulson also agreed with Frutarom that it would not, and would not permit any of its affiliates or representatives to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal (as defined in the Tender and Support Agreement), (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal (as defined in the Tender and Support Agreement) or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal (as defined in the Tender and Support Agreement).

Paulson further agreed not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a “Transfer”), or enter into any agreement, contract, option or other arrangement or understanding with respect to the Transfer or limitation on the voting rights of, any of the Subject Shares, (ii) take any other action that would make any representation or warranty of Paulson contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling Paulson from performing its obligations under the Tender and Support Agreement, or (iii) commit or agree to take any of the foregoing actions. Paulson also agreed not to purchase additional Ordinary Shares without Frutarom’s prior consent.

Frutarom agreed that if the Offer is successful and the price that Frutarom pays in the Offer is greater than the Offer Price, then immediately prior to the closing of the Offer, Frutarom will pay to Paulson an amount equal to the excess of the Offer price to be paid per share in the Offer over the Offer Price for each Ordinary Share that Frutarom acquired in the Paulson Purchase.

If a third party not solicited by the Paulson makes a “Superior Offer” for the Issuer, and Frutarom declines to match or best such third party Superior Offer, Paulson may withdraw the shares previously tendered and tender the Subject Shares into the Superior Offer, and the Tender and Support Agreement will terminate. “Superior Offer” means an unsolicited bona fide offer made by a third party for all of the Issuer’s Ordinary Shares at a price per Ordinary Share that is higher than the price per Ordinary Share then offered by Frutarom that is, (A) reasonably likely to be consummated in accordance with its terms, taking into account all of the terms and conditions of such offer, (B) more favorable from a financial point of view to the Issuer’s shareholders than the Offer, taking into account all of the legal, financial and other terms and conditions of such offer and (C) approved by the Issuer’s Board of Directors.

The Tender and Support Agreement terminates upon (a) the termination, expiration or withdrawal of the Offer, without shares being accepted for payment thereunder, (b) Frutarom’s failure to make a Conforming Offer by October 8, 2017 or (c) Frutarom’s failure to consummate the Offer and pay for the tendered shares on or before December 29, 2017; provided, however, that the Paulson Purchase will remain unconditional and binding, even if subsequently the Tender and Support Agreement is terminated. The description of the Tender and Support Agreement in this Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)                 The percentage beneficial ownership expressed herein is based on 22,949,802 ordinary shares of the Issuer outstanding as of June 30, 2017, based on information included in the Issuer’s condensed consolidated unaudited statements of operations and comprehensive income (loss) included in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 16, 2017.

As of the close of business on August 23, 2017, the Reporting Persons beneficially owned 4,391,049 Ordinary Shares, constituting approximately 19.13% of the Ordinary Shares outstanding.

(b)                 As of the date of this Amendment No. 2, Frutarom has the sole power to vote and dispose of the Ordinary Shares reported as beneficially owned by Frutarom. By virtue of its position with Frutarom, as of the date of this Amendment No. 2, Industries has the sole power to vote and dispose of the Ordinary Shares reported as beneficially owned by Frutarom.

(c)                 Between June 25, 2017, and August 23, 2017, Frutarom purchased in the open market 1,247,059 Ordinary Shares for an average price of $8.273 per share as set forth below:

Date	Number of Shares	Price Per Share
6/26/2017	100	$8.0000
6/28/2017	195	$8.0000
6/30/2017	1,700	$8.0000
7/3/2017	49,727	$7.9927
7/12/2017	5,678	$7.4107
7/13/2017	1,253	$7.5000
7/14/2017	347	$7.5000
7/19/2017	40,000	$6.9000
7/21/2017	254,601	$6.9149
7/24/2017	88,016	$6.9969
7/25/2017	6,511	$7.4924
7/27/2017	24,772	$8.0172
7/28/2017	24,812	$7.9989
7/31/2017	194,030	$8.2993
8/1/2017	400,000	$9.0000
8/2/2017	63,544	$9.7169
8/3/2017	7,974	$9.8780
8/8/2017	200	$9.8000
8/9/2017	34,759	$9.8000
8/10/2017	24,108	$9.7998
8/11/2017	466	$9.8000
8/21/2017	1,690	$10.5814
8/23/2017	22,576	$10.7593

In addition, on August 23, 2017, Frutarom purchased 2,102,990 in connection with the Paulson Purchase at a price of $11.50 per share for a total of $24,184,385.

(d)                 Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)                 None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 – Press release issued by Frutarom on August 24, 2017.

Exhibit 99.2 –Tender and Support Agreement, dated August 23, 2017, by and between Frutarom and Paulson & Co. Inc.

CUSIP No. M4059L101	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

Frutarom Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary

Frutarom Industries Ltd.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary

Schedule I

Directors and Executive Officers

as of August 24, 2017

Frutarom Industries Ltd.

Directors

Name	Address	Citizenship	Occupation
John J. Farber (Chairman)	435 E. 52nd St. New York, NY 10022, USA	USA	Chairman of the Board of Directors of Frutarom Industries Ltd. and Chairman of ICC Industries Inc.
Hans Abderhalden	Lerchenbergstrasse 114, 8703 Erlenbach, Switzerland	Switzerland	Director of Frutarom Industries Ltd.
Maya Farber	435 E. 52nd St. New York, NY 10022, USA	USA	Director of Frutarom Industries Ltd. and Director of ICC Industries Inc.
Sandra Farber	340 Riverside Drive, New York, NY 10025, USA	USA	Director of Frutarom Industries Ltd. and Vice Chairman of ICC Industries Inc.
Gil Leidner	3 Aliyah St., Beit Itzhak 42920, Israel	Israel	Director of Frutarom Industries Ltd. and Member of the Board of Directors of the Research Fund Center Sourasky Medical Center.
Dafna Sharir	17 Rabina St., Tel Aviv, Israel	Israel	Director of Frutarom Industries Ltd. and Director of Gilat Satellite Networks Ltd.
Ziv Gil	37 Hatomer St., Ramat Hasharon, Israel	Israel	Director of Frutarom Industries Ltd. and Member of the Investment Committee Of The Phoenix Insurance Company Ltd.

Executive Officers

Name	Title	Address	Citizenship
Ori Yehuda	President; Chief Executive Officer	53A Harutzim St., Harutzim, Israel	Israel
Alon Granot	Executive Vice President; Chief Financial Officer	8 Finland St., Haifa, Israel	Israel
Amos Anatot	Executive Vice President Global Supply Chain and Operations	18 H'avered St. Karmei Yosef, Israel	Israel
Tali Mirsky	Global Vice President, Legal Affairs and Corporate Secretary	10 Hapardes St., Kiryat Ono, Israel	Israel
Guy Gill	Vice President Finance	72 Rabin Esther St., Haifa, Israel	Israel
Yoav Barak	Internal Auditor	5 Naomi St., Haifa, Israel	Israel

Frutarom Ltd.

Directors

Name	Address	Citizenship	Occupation
Ori Yehuda	53A Harutzim St., Harutzim, Israel	Israel	Director of Frutarom Ltd. and President; Chief Executive Officer of Frutarom Industries Ltd.
Alon Granot	8 Finland St., Haifa, Israel	Israel	Director of Frutarom Ltd. and Executive Vice President; Chief Financial Officer of Frutarom Industries Ltd.
Amos Anatot	18 H'avered St. Karmei Yosef, Israel	Israel	Director of Frutarom Ltd. and Executive Vice President Global Supply Chain and Operations Officer of Frutarom Industries Ltd.